Exhibit 3.2

CERTIFICATE OF AMENDMENT

to

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

UNI-PIXEL, INC.

Uni-Pixel, Inc. (the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware and acting pursuant to Section 242 thereof, does hereby certify that:

FIRST:  On                                   , 2010, the Board of Directors of the Corporation duly adopted by written consent in lieu of a meeting resolutions approving, subject to stockholder approval, (i) a reverse stock split of all of the Corporation’s issued and outstanding shares of Common Stock, par value $0.001 per share (the “Reverse Stock Split”), at a reverse split ratio of between 1-for-5 and 1-for-15 (the “Range”) and (ii) an amendment (the “Amendment”) to the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to effect the Reverse Stock Split.

SECOND:  On                                   , 2010, the holders of a majority of the outstanding shares of Common Stock duly adopted and approved by written consent in lieu of a meeting the Reverse Stock Split and the Amendment.

THIRD:  On                                   , 2010, the Pricing Committee of the Board of Directors duly adopted by written consent in lieu of a meeting resolutions to (i) implement the Reverse Stock Split (ii) fix the exact reverse split ratio with the Range and (iii) authorize the execution and filing of a Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware.

FOURTH:  In accordance with the above-referenced resolutions adopted by the Corporation’s Board of Directors, the holders of a majority of the outstanding shares of Common Stock and the Pricing Committee of the Board of Directors, Article IV of the Certificate of Incorporation shall be amended to include a new subsection (c), which subsection shall read in its entirety as follows:

(c)     Reverse Stock Split.  At 5:00 p.m. (Central Time) on the effective date of the amendment effected hereby (the “Effective Time”), each share of Common Stock held of record as of the Effective Time or held in the Corporation’s treasury as of such time shall be automatically reclassified and converted, without further action on the part of the holder thereof, into                                (        /            ) of one share of Common Stock.  Notwithstanding the immediately preceding sentence, no fractional share of Common Stock shall be issued as a result of the Reverse Stock Split. The Company will round up each fractional share of Common Stock to the nearest whole share of Common Stock as of the Effective Time.

FIFTH:  The foregoing Certificate of Amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Amendment on                                   , 2010.

UNI-PIXEL, INC.

By:
Name: Reed J. Killon
Title: CEO and President